UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                Schedule 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.       )*


                           Equality Bancorp, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  29439810
                               (CUSIP Number)




        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP NO.   29439810

   (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

        Equality Employee Stock Ownership Plan

   (2)  Check the Appropriate Box if a Member of a Group (See
        Instructions)
        (a)  [X]
        (b)  [ ]

   (3)  SEC Use Only

   (4)  Citizenship or Place of Organization:

        Missouri

        Number of Shares Beneficially Owned by Each Reporting Person with:

   (5)  Sole Voting Power             None
   (6)  Shared Voting Power           153,857
   (7)  Sole Dispositive Power        None
   (8)  Shared Dispositive Power      153,857





   (9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

        153,857

   (10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

        Not Applicable.

   (11) Percent of Class Represented by Amount in Row 9

        6.2%
   (12) Type of Reporting Person (See Instructions)

        EP


                                SCHEDULE 13G


   Item 1(a) Name of Issuer:

        Equality Bancorp, Inc.

   Item 1(b) Address of Issuer's Principal Executive Offices:

        9920 Watson Road
        St. Louis, Missouri 63126

   Item 2(a) Name of Person Filing:

        Equality Employee Stock Ownership Plan

   Item 2(b) Address of Principal Business Office:

        4131 South Grand Boulevard
        St. Louis, Missouri 63118

   Item 2(c) Citizenship:

        Missouri

   Item 2(d) Title of Class of Securities:

        Common Stock

   Item 2(e) CUSIP Number:

        29439810

   Item 3    Check whether the person filing is a:





   Item 3(f)   X  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

   Item 3(h)   X  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

   Item 3(a) (b) (c) (d) (e) (g) - not applicable.

   Item 4    Ownership.

        (a)  Amount Beneficially Owned:                          153,857
        (b)  Percent of Class:                                   6.2%

             Number of shares as to which such person has:
        (i)  sole power to vote or to direct the vote:           None
       (ii)  shared power to vote or to direct the vote:         153,857
      (iii)  sole power to dispose or to direct the
             disposition of:                                     None
       (iv)  shared power to dispose or to direct the
             disposition of:                                     153,857

   Item 5    Ownership of Five Percent or Less of a Class.

             Not Applicable.

   Item 6    Ownership of More Than Five Percent on Behalf of Another
             Person.

             Not Applicable.

   Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable.

   Item 8    Identification and Classification of Members of the Group.

             This Schedule 13G is being filed on behalf of the Employee
             Stock Ownership Plan ("ESOP") identified in Item 2(a) by the
             ESOP Committee and the ESOP Trustee both filing under the Item 3(f) and 3(h) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

   Item 9    Notice of Dissolution of Group.

             Not Applicable.





   Item 10   Certification.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





   Signature.

        After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Committee or as an ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.


   /s/ Kenneth J. Hrdlicka                 February 12, 1998
   ------------------------------          -------------------
   Kenneth J. Hrdlicka                          Date




   /s/ Stacey W. Braswell                  February 12, 1998
   -----------------------------           --------------------
   Stacey W. Braswell                           Date




   /s/ Daniel C. Aubuchon                  February 12, 1998
   -----------------------------           --------------------
   Daniel C. Aubuchon                            Date



   /s/ Richard C. Fellhauer                February 12, 1998
   -----------------------------           -------------------
   Richard C. Fellhauer                         Date



   /s/ Michael A. Deelo                    February 12, 1998
   -----------------------------           -------------------
   Michael A. Deelo                             Date





   Exhibit A


                     IDENTIFICATION OF MEMBERS OF GROUP

        Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustee. The ESOP Trustee shares voting and dispositive power with the ESOP Committee. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the ESOP Trust, but not yet allocated is voted by the ESOP Trustee as directed by the ESOP Committee. Investment direction is exercised by the ESOP Trustee as directed by the ESOP Committee. The ESOP Committee and the ESOP Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

        Members of the ESOP Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the ESOP Committee and Trustee Committee and of shares beneficiary owned as a Participant in the ESOP are as follows:

                            BENEFICIAL     BENEFICIAL OWNERSHIP
        NAME                OWNERSHIP      AS ESOP PARTICIPANT
        ----                ----------     --------------------

   Richard C. Fellhauer     65,641              2,660
   Michael A. Deelo         58,644              1,352
   Kenneth J. Hrdlicka      15,830                 -0-
   Stacey W. Braswell       19,495                 -0-
   Daniel C. Aubuchon       12,829                 -0-